WESTBURY GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Cash	$	56,371
Accounts receivable		16,669
Prepaid expenses		18,020
Deposits		8,550
Property and equipment, net		12,706
Total Assets	$	112,316
Liabilities and Members' Equity		
Liabilities		
Accrued expenses and other liabilities	$	39,837
Total Liabilities		39,837
Commitments		
Members' Equity		72,479
Total Liabilities and Members' Equity	$	112,316

The accompanying notes are an integral part of these financial statements.